
August 22, 2007

By Facsimile (312) 984-7700 and U.S. Mail

Eric Orsic, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096

Re: Hewitt Associates, Inc.
Schedule TO-I, filed August 8, 2007
File No. 005-78596

Dear Mr. Orsic:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Offer to Purchase

1. We note that Hewitt's common stock has recently traded at a premium to the base price offered in this modified Dutch auction tender offer. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale.

Number of Shares; Proration, page 9

2. We note your intention to determine the proration factor "as soon as practicable"

following the expiration of the offer, and that this determination may take as many as five business days. Please tell us why you believe this comports with the prompt payment requirements of Rule 14e-1(c), or revise.

Withdrawal Rights, page 17

3. We note that participating shareholders may tender shares at different prices if they submit separate letters of transmittal. Expand to address whether holders who tendered at different prices or with separate letters of transmittal must submit separate withdrawal forms.

Conditions of the Tender Offer, page 20

4. We note the language that any determination by Hewitt concerning the events described in the conditions "will be final and binding upon all parties." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Hewitt's determinations.

5. The language in the last sentence of the first paragraph of this section appears to contemplate the occurrence of the condition and a secondary judgment by Hewitt that it is inadvisable to proceed with the tender offer. The offer further states that a failure to exercise a right will not be deemed a waiver of that right. If Hewitt decides to proceed in the face of a triggered offer condition, we believe this decision constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to option holders. Please revise.

6. We note that the tender offer is conditioned on the determination by the issuer that the consummation of the offer will not cause the stock to be delisted or held of record by fewer than 300 persons. Please tell us what consideration you have given to the applicability of Rule 13e-3 to this transaction, and whether you believe this may be the first step in a going private transaction. In this regard, please tell us whether you have applied Rule 12g-5(1) to your calculation of the number of record holders.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions